UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2024 Results

Financial Results and Business Overview

March 31, 2024

ICL Group Ltd

ICL Reports First Quarter 2024 Results

Delivers solid sequential quarterly improvement in sales of $1.7 billion and adjusted EBITDA of $362 million

Tel Aviv, Israel, May 9, 2024 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the first quarter ended March 31, 2024. Consolidated sales were $1.7 billion versus $2.1 billion in the first quarter of last year. Operating income was $203 million versus $465 million, while adjusted operating income was $215 million versus $480 million. Adjusted EBITDA was $362 million versus $610 million in the first quarter of last year. Diluted earnings per share were $0.08 versus $0.22, and adjusted diluted EPS was $0.09 versus $0.23.

“ICL delivered solid first quarter results, with sequential improvement in quarterly sales and adjusted EBITDA, as global demand stabilized and the majority of our end-markets began to show signs of recovery. Additionally, we have been able to limit the impact for most of the war-related disruptions,” said Raviv Zoller, president and CEO of ICL. “During the first quarter, we continued to focus on innovation, expanding our specialties product portfolio and entering into new strategic partnerships, while executing consistently on our efficiency program and achieving further cost reductions. These efforts help us to provide consistent strong cash generation and industry leading dividend distributions to our shareholders.”

The company reiterated its guidance for full year 2024, which calls for the specialties-driven segments adjusted EBITDA to be between $0.7 billion to $0.9 billion. For potash, the company continues to expect 2024 sales volumes to be between 4.6 million metric tons and 4.9 million metric tons. (1a)

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2024 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals company which creates impactful solutions for humanity’s sustainability challenges in the food, agriculture, and industrial markets. ICL leverages its unique bromine, potash, and phosphate resources, its global professional workforce, and its sustainability focused R&D and technological innovation capabilities, to drive the Company's growth across its end markets. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 12,000 people worldwide, and its 2023 revenues totaled approximately $7.5 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

 2 ICL Group Limited Q1 2024 Results

Financial Figures and non-GAAP Financial Measures

1-3/2024		1-3/2023		1-12/2023
$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	1,735	-	2,116	-	7,536	-
Gross profit	557	32	846	40	2,671	35
Operating income	203	12	465	22	1,141	15
Adjusted operating income (1)	215	12	480	23	1,218	16
Net income attributable to the Company's shareholders	109	6	280	13	647	9
Adjusted net income attributable to the Company’s shareholders (1)	118	7	292	14	715	9
Diluted earnings per share (in dollars)	0.08	-	0.22	-	0.50	-
Diluted adjusted earnings per share (in dollars) (2)	0.09	-	0.23	-	0.55	-
Adjusted EBITDA (2)(3)	362	21	610	29	1,754	23
Cash flows from operating activities	279	-	382	-	1,595	-
Purchases of property, plant and equipment and intangible assets (4)	145	-	164	-	780	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	In Q1 2024, the Company’s adjusted EBITDA was positively impacted by an immaterial accounting reclassification. For further information, see below in our Potash segment results.

(4)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

 3 ICL Group Limited Q1 2024 Results

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material, and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for Specialties-driven Adjusted EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties-focused. For our Potash business we provide sales volumes guidance. The Company believes this information provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

 4 ICL Group Limited Q1 2024 Results

Adjustments to Reported Operating and Net income (non-GAAP)

1-3/2024	1-3/2023	1-12/2023
$ millions	$ millions	$ millions
Operating income	203	465	1,141
Charges related to the security situation in Israel (1)	12	-	14
Write-off of assets and provision for site closure (2)	-	15	49
Provision for early retirement (3)	-	-	16
Legal proceedings (4)	-	-	(2)
Total adjustments to operating income	12	15	77
Adjusted operating income	215	480	1,218
Net income attributable to the shareholders of the Company	109	280	647
Total adjustments to operating income	12	15	77
Total tax adjustments (5)	(3)	(3)	(9)
Total adjusted net income - shareholders of the Company	118	292	715

(1)	For 2024 and 2023, reflects charges relating to the security situation in Israel related to the war, which commenced on October 7, 2023.

(2)	For 2023, reflects mainly a write-off of assets related to restructuring at certain sites, including site closures and facility modifications, as part of the Company’s global efficiency plan.

(3)	For 2023, reflects provisions for early retirement, due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)	For 2023, reflects a reversal of a legal provision.

(5)	For 2024 and 2023, reflects the tax impact of adjustments made to operating income.

 5 ICL Group Limited Q1 2024 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

1-3/2024	1-3/2023	1-12/2023
$ millions	$ millions	$ millions
Net income	126	294	687
Financing expenses, net	35	44	168
Taxes on income	42	127	287
Less: Share in earnings of equity-accounted investees	-	-	(1)
Operating income	203	465	1,141
Depreciation and amortization	147	130	536
Adjustments (1)	12	15	77
Total adjusted EBITDA (2)	362	610	1,754

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)	In Q1 2024, the Company’s adjusted EBITDA was positively impacted by an immaterial accounting reclassification. For further information, see below in our Potash segment results.

Calculation of diluted adjusted earnings per share was made as follows:

1-3/2024	1-3/2023	1-12/2023
$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	109	280	647
Adjustments (1)	12	15	77
Total tax adjustments	(3)	(3)	(9)
Adjusted net income - shareholders of the Company	118	292	715
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,362	1,290,938	1,290,668
Diluted adjusted earnings per share (in dollars) (2)	0.09	0.23	0.55

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

6 ICL Group Limited Q1 2024 Results

Events in the reporting period

The security situation in Israel since October 2023, when the Israeli government declared a state of war in response to attacks on civilians, has posed several challenges. These include some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel.

Regional tensions involving Houthis attacks on commercial ships have intensified, affecting shipping operations in the Red Sea, leading to some delays in shipments as well as increased shipping costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, to minimize any potential impact on its business, including avoidance of disruption to production activities at its facilities in Israel.

The security situation in recent months has not had a material impact on the Company's business results. As of today, the majority of the Company’s employees in Israel who were called up for reserve duty have returned to full-time work.

However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

7 ICL Group Limited Q1 2024 Results

Consolidated Results Analysis

Results analysis for the period January – March 2024

Sales	Expenses	Operating income
$ millions
Q1 2023 figures	2,116	(1,651)	465
Total adjustments Q1 2023	-	15	15
Adjusted Q1 2023 figures	2,116	(1,636)	480
Quantity	126	(58)	68
Price	(513)	-	(513)
Exchange rates	6	18	24
Raw materials	-	90	90
Energy	-	19	19
Transportation	-	1	1
Operating and other expenses	-	46	46
Adjusted Q1 2024 figures	1,735	(1,520)	215
Total adjustments Q1 2024	-	(12)	(12)
Q1 2024 figures	1,735	(1,532)	203

* See "Adjustments to reported Operating and Net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash, magnesium, bromine-based flame retardants, elemental bromine, FertilizerpluS products, turf & ornamental products, and MAP used as a raw material for energy storage solutions. This impact was partially offset by lower sales volumes of white phosphoric acid (WPA) and phosphate-based food additives.

-
Price – The negative impact on operating income was primarily related to a decrease of $217 in the price of potash (CIF) per tonne year-over-year, as well as a decrease in selling prices of magnesium, specialty agriculture and FertilizerpluS products, bromine-based industrial solutions, bromine and phosphorous-based flame retardants, specialty minerals products, WPA, salts, phosphate-based food additives and MAP used as a raw material for energy storage solutions.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel and the Chinese yuan against the US dollar, as well as a positive impact on sales, which resulted from the appreciation of the average exchange rate of the euro and the Brazilian real against the US dollar, partially offset by a negative impact resulting from the above-mentioned depreciation.

-	Raw materials – The positive impact on operating income was primarily due to lower costs of sulphur, commodity fertilizers, caustic soda and potassium hydroxide (KOH).

-	Energy – The positive impact on operating income was due to decreased electricity and gas prices.

-	Operating and other expenses – The positive impact on operating income was primarily due to lower maintenance and operational costs, as well as lower marketing costs.

8 ICL Group Limited Q1 2024 Results

The following table sets forth sales by geographical regions based on the location of the customers:

1-3/2024		1-3/2023
$ millions	% of Sales	$ millions	% of Sales
Europe	639	37	773	37
Asia	412	24	440	21
North America	340	20	369	17
South America	232	13	424	20
Rest of the world	112	6	110	5
Total	1,735	100	2,116	100

-
Europe – The decrease in sales was primarily due to lower selling prices and sales volumes of white phosphoric acid (WPA), bromine-based industrial solutions, bromine-based flame retardants and specialty minerals products, as well as lower sales prices of potash, magnesium, specialty agriculture and FertilizerpluS products, phosphate fertilizers, salts and phosphate-based food additives. The decrease was partially offset by higher sales volumes of the above-mentioned products, together with a positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-
Asia – The decrease in sales was primarily due to lower selling prices and sales volumes of specialty agriculture products, phosphate fertilizers and specialty minerals products, as well as lower selling prices of bromine-based flame retardants, bromine-based industrial solutions and potash. The decrease was partially offset by higher sales volumes of bromine-based flame retardants, bromine-based industrial solutions, MAP used as a raw material for energy storage solutions, and potash.

-
North America – The decrease in sales was primarily due to lower sales volumes and selling prices of WPA, phosphate-based food additives, salts, magnesium, phosphorous-based industrial solutions and phosphorous-based flame retardants, as well as lower sales prices of phosphate fertilizers, potash, specialty agriculture and turf & ornamental products, and clear brine fluids. This was partially offset by higher sales volumes of potash, specialty agriculture and turf & ornamental products, clear brine fluids and phosphate fertilizer.

-
South America – The decrease in sales was primarily due to lower selling prices and sales volumes of potash, specialty agriculture products and WPA, as well as lower sales volumes of phosphate fertilizers and FertilizerpluS products. The decrease was partially offset by a positive impact on sales resulting from the appreciation of the average exchange rate of the Brazilian real against the US dollar.

-
Rest of the world – The increase in sales was primarily due to higher sales volumes of bromine-based industrial solutions, phosphate fertilizers and potash, partially offset by lower selling prices of the above-mentioned products, as well as lower sales volumes and selling prices of specialty agriculture products.

9 ICL Group Limited Q1 2024 Results

Financing expenses, net

Net financing expenses in the first quarter of 2024 amounted to $35 million compared to $44 million in the corresponding quarter last year, a decrease of $9 million. This decrease is mainly due to a reduction of $16 million in losses from hedging transactions, partially offset by a decrease of $6 million in income from long-term employee benefits provisions and lease revaluation, resulting from lower depreciation of the Israeli shekel against the US dollar compared to the corresponding period.

Tax expenses

In the first quarter of 2024, the Company’s reported tax expenses amounted to $42 million, compared to $127 million in the corresponding quarter of last year, reflecting an effective tax rate of 25% and 30%, respectively. The Company’s relatively low effective tax rate for this quarter was mainly due to a lower surplus profit levy and higher profit deriving from tax jurisdictions with lower effective tax rates.

10 ICL Group Limited Q1 2024 Results

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

1-3/2024	1-3/2023	1-12/2023
$ millions	$ millions	$ millions
Segment Sales	335	361	1,227
Sales to external customers	331	351	1,206
Sales to internal customers	4	10	21
Segment Operating Income	59	90	220
Depreciation and amortization	13	15	57
Segment EBITDA	72	105	277
Capital expenditures	16	26	91

Highlights and business environment

•	Elemental bromine sales decreased year-over-year due to lower bromine prices, partially offset by higher volumes.

•	Clear brine fluids sales decreased year-over-year, due to lower volumes.

•	Bromine-based flame retardants sales increased year-over-year, with higher volumes partially offset by lower prices, as demand in the electronics and construction end-markets remained weak.

•	Phosphorus-based flame retardants sales decreased year-over-year due to soft demand and strong Chinese competition in the construction end-market.

•
Specialty minerals sales decreased year-over-year, driven by lower sales of KCl due to reduced prices and volumes, heightened competition, and lower volumes of Magnesium Chloride for deicing due to unfavorable weather conditions which was partially offset by higher prices.

11 ICL Group Limited Q1 2024 Results

Results analysis for the period January – March 2024

Sales	Expenses	Operating income
$ millions
Q1 2023 figures	361	(271)	90
Quantity	55	(31)	24
Price	(81)	-	(81)
Exchange rates	-	6	6
Raw materials	-	7	7
Energy	-	2	2
Transportation	-	3	3
Operating and other expenses	-	8	8
Q1 2024 figures	335	(276)	59

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of elemental bromine and bromine-based flame retardants. This was partially offset by lower sales volumes of specialty minerals and phosphorus-based industrial solutions.

-	Price – The negative impact on operating income was primarily due to lower selling prices of bromine-based industrial solutions, bromine and phosphorus-based flame retardants, and specialty minerals.

-
Exchange rates – The favorable impact on operating income was mainly due to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Raw materials – The positive impact on operating income was due to a decrease in costs of raw materials.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower maintenance and operational costs.

12 ICL Group Limited Q1 2024 Results

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom, and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel (surplus electricity is sold to external customers).

Results of operations and key indicators

1-3/2024	1-3/2023	1-12/2023
$ millions	$ millions	$ millions
Segment Sales	423	600	2,182
Potash sales to external customers	306	472	1,693
Potash sales to internal customers	31	34	129
Other and eliminations (1)	86	94	360
Gross Profit	169	372	1,171
Segment Operating Income	62	254	668
Depreciation and amortization (2)	62	44	175
Segment EBITDA (2)	124	298	843
Capital expenditures	66	84	384
Potash price - CIF ($ per tonne)	324	541	393

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine, and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

(2)	In Q1 2024, following an immaterial accounting reclassification of certain assets, the Potash segment's EBITDA increased by $16 million.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $324 in the quarter was 6% lower than the fourth quarter of 2023 and 40% lower year-over-year.

•	The Grain Price Index decreased by 2.2% during the quarter. Corn, soy and wheat prices were 9.7%, 8.2% and 6.3% lower, respectfully, while rice prices continued to strengthen, rising by 6.8%.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in April 2024, showed a continued decrease in the expected ratio of global inventories of grains to consumption to 27.5.% for the 2023/24 agriculture year, compared to 28.3% for the 2022/23 agriculture year and 28.4% for the 2021/22 agriculture year.

13 ICL Group Limited Q1 2024 Results

Additional segment information

Global potash market - average prices and imports:

Average prices	1-3/2024	1-3/2023	VS Q1 2023	10-12/2023	VS Q4 2023
Granular potash – Brazil	CFR spot ($ per tonne)	298	495	(39.8)%	336	(11.3)%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	370	688	(46.2)%	388	(4.6)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	309	573	(46.1)%	318	(2.8)%
Potash imports
To Brazil	million tonnes	2.6	2.4	8.3%	3.4	(23.5)%
To China	million tonnes	3.8	2.6	46.2%	3.6	5.6%
To India	million tonnes	0.4	0.2	100.0%	0.8	(50.0)%

Sources: CRU (Fertilizer Week April 2024), FAI, SIACESP (Brazil), & Chinese customs.

Potash – Production and Sales

Thousands of tons	1-3/2024	1-3/2023	1-12/2023

Production	1,131	1,070	4,420
Total sales (including internal sales)	1,084	963	4,683
Closing inventory	331	654	284

First quarter 2024

-	Production – Production was 61 thousand tonnes higher year-over-year, mainly due to operational improvements.

-
Sales – The quantity of potash sold was 121 thousand tonnes higher year-over-year mainly due to increased sales volumes to the US, Europe, and India, partially offset by lower sales volumes to Brazil and China.

14 ICL Group Limited Q1 2024 Results

Results analysis for the period January – March 2024

Sales	Expenses	Operating income
$ millions
Q1 2023 figures	600	(346)	254
Quantity	74	(42)	32
Price	(254)	-	(254)
Exchange rates	3	6	9
Raw materials	-	2	2
Energy	-	13	13
Transportation	-	(3)	(3)
Operating and other expenses	-	9	9
Q1 2024 figures	423	(361)	62

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash to the US, Europe, and India, as well as an increase in sales volumes of magnesium, partially offset by lower sales volumes of potash to Brazil and China.

-	Price – The negative impact on operating income resulted primarily from a decrease of $217 in the price per tonne of potash (CIF), year over year.

-
Exchange rates – The favorable impact on operating income was due to a positive impact on operational costs resulting from the depreciation of the average exchange rate of the Israeli shekel against the US dollar, as well as a positive impact on sales resulting from the appreciation of the average exchange rate of the euro against the US dollar.

-	Energy – The positive impact on operating income was primarily due to a decrease in gas and electricity prices.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower marketing and operational costs.

15 ICL Group Limited Q1 2024 Results

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators (1)

1-3/2024 (2)	1-3/2023	1-12/2023
$ millions	$ millions	$ millions
Segment Sales	559	675	2,350
Sales to external customers	517	620	2,141
Sales to internal customers	42	55	209
Segment Operating Income	84	119	350
Depreciation and amortization	47	52	207
Segment EBITDA	131	171	557
Capital expenditures	52	54	270

(1)
In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments.

(2)
For Q1 2024, Phosphate Specialties comprised $320 million of segment sales, $44 million of operating income, $12 million of D&A and represented $56 million of EBITDA, while Phosphate Commodities comprised $239 million of segment sales, $40 million of operating income, $35 million of D&A and represented $75 million of EBITDA.

16 ICL Group Limited Q1 2024 Results

Significant Highlights

•
Phosphate pricing remained firm in the first quarter of 2024 with key benchmarks averaging 3% higher quarter-over-quarter. However, towards the end of the quarter, negative fundamentals and sentiment began to emerge. India’s decision to decrease subsidies before the "kharif" crop, the closure of the fertilizers import window ahead of northern hemisphere planting, and China’s re-entry into international markets, all led to lower prices in the second half of March.

•	Developments in key markets are described in detail below:

-
Chinese DAP exports decreased sharply in January and February following the National Development and Reform Commission's (NDRC) decision to suspend export applications, aiming to ensure sufficient domestic fertilizer supplies for spring planting, and thus moderate local pricing pressure. As a result, export availability remained limited, keeping FOB prices firm. Towards the end of March, the suspension policy was revised, and exports became available, leading to a decrease in global prices.

-
The Indian government reduced subsidies for DAP. As a result, local distribution margins remained negative, weighing on first quarter imports, which subsequently decreased sharply. Although DAP prices averaged $593/t for most of the quarter, they dropped by $20 in late March, following China’s change in its export policy.

-
For most of the past year, US demand for processed phosphates exceeded expectations, resulting in decreased domestic stocks and increased first quarter imports and prices. According to provisional trade data, the US imported close to 1Mt in the first quarter of 2024, compared to 0.7Mt. DAP FOB Nola prices peaked at $717/t early in March, before decreasing to $645/t at the end of the quarter, as the import window for spring planting passed.

-
While soy prices in Mato Grosso decreased by a third, MAP CFR Brazil prices reached 570/t at the end of the quarter, reflecting a $7/t increase compared to the corresponding quarter. This trend is supply-driven, as limited arrivals from Morocco, the US and Saudi Arabia tightened local availability.

•	Indian phosphoric acid prices are negotiated on a quarterly basis. The first quarter price was agreed at $968/t P2O5, $17 lower than the fourth quarter of 2023.

•	Sulphur FOB Middle East price reached $83/t at the end of March, up from $77/t at the beginning of the quarter, as higher freight costs eroded netbacks.

•
While food specialties volumes in Europe increased year-over-year, global sales declined due to reduced volumes in the Americas and lower prices worldwide. Similarly, industrial salts sales decreased year-over-year, driven by lower prices in key markets and reduced volumes in North America, partially offset by higher volumes in Europe.

•	Sales of white phosphoric acid (WPA) decreased year-over-year due to decreased selling prices in all regions.

•
Sales of battery materials in Asia increased year-over-year, as the Company continues to execute on its long-term strategy to provide commercial solutions for the energy storage systems (ESS) market. The increase in sales was driven mainly by higher sales volumes.

17 ICL Group Limited Q1 2024 Results

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	1-3/2024	1-3/2023	VS Q1 2023	10-12/2023	VS Q4 2023
DAP	CFR India Bulk Spot	591	648	(9)%	594	(1)%
TSP	CFR Brazil Bulk Spot	425	515	(17)%	422	1%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	276	325	(15)%	278	(1)%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	75	139	(46)%	102	(26)%

Source: CRU (Fertilizer Week Historical Prices, April 2024).

Results analysis for the period January – March 2024

Sales	Expenses	Operating income
$ millions
Q1 2023 figures	675	(556)	119
Quantity	(18)	15	(3)
Price	(93)	-	(93)
Exchange rates	(5)	12	7
Raw materials	-	38	38
Energy	-	3	3
Transportation	-	1	1
Operating and other expenses	-	12	12
Q1 2024 figures	559	(475)	84

-
Quantity – The negative impact on operating income was due to lower sales volumes of white phosphoric acid (WPA), phosphate-based food additives and salts. This was partially offset by higher sales volumes of specialty raw materials used for energy storage solutions.

-
Price – The negative impact on operating income was primarily related to lower selling prices of WPA, phosphate fertilizers, phosphate-based food additives, salts and specialty raw materials used for energy storage solutions.

-
Exchange rates – The favorable impact on operating income was mainly related to the positive impact on operational costs resulting from the depreciation of the average exchange rate of the Chinese yuan and the Israeli shekel against the US dollar, which was partially offset by the negative impact on sales resulting from the depreciation of the average exchange rate of the Chinese yuan against the US dollar.

-	Raw materials – The positive impact on operating income was due to lower costs of sulphur, caustic soda and potassium hydroxide (KOH).

-	Operating and other expenses – The positive impact on operating income was primarily related to lower maintenance and operational costs.

18 ICL Group Limited Q1 2024 Results

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, and by targeting high-growth markets such as Brazil, India, and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consist of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

Results of operations and key indicators

1-3/2024	1-3/2023	1-12/2023
$ millions	$ millions	$ millions
Segment Sales	479	564	2,073
Sales to external customers	474	553	2,047
Sales to internal customers	5	11	26
Segment Operating Income	23	32	51
Depreciation and amortization	19	13	68
Segment EBITDA	42	45	119
Capital expenditures	15	24	92

Highlights and business environment

•	FertilizerpluS: Sales decreased year-over-year due to lower prices, partially offset by higher sales volumes, mainly in Europe. However, sales volumes in Brazil decreased due to lower demand.

•	Specialty Agriculture (SA): Sales decreased year-over-year, due to lower prices, partly offset by higher sales volumes, mainly in CRF and water soluble NPK, with increased demand in Europe and the US.

•
Turf and Ornamental (T&O): Sales increased year-over-year, mainly due to increased sales of ornamental horticulture, impacted by favorable weather conditions, especially in Northern Europe and the US, which led to increased demand- mainly for CRF and WSF. Conversely, turf and landscape sales slightly decreased due to cautious distributors behavior driven by wet European conditions, impacting the application rate, and leading to reduced sales to end-users.

•	ICL Boulby: The production of Polysulphate decreased by 17% year-over-year, with production reaching 216 thousand tonnes.

19 ICL Group Limited Q1 2024 Results

Results analysis for the period January – March 2024

Sales	Expenses	Operating income
$ millions
Q1 2023 figures	564	(532)	32
Quantity	33	(24)	9
Price	(126)	-	(126)
Exchange rates	8	(7)	1
Raw materials	-	98	98
Energy	-	2	2
Operating and other expenses	-	7	7
Q1 2024 figures	479	(456)	23

-	Quantity – The positive impact on operating income was primarily due to higher sales volumes of turf and ornamental, FertilizerpluS and specialty agriculture products.

-	Price – The negative impact on operating income was primarily due to lower selling prices across most product lines, mainly specialty agriculture and FertilizerpluS products.

-
Exchange rates – The favorable impact on operating income was primarily due to the positive impact on sales resulting from the appreciation of the average exchange rate of the Brazilian real and the euro against the US dollar, which slightly exceeded their negative impact on operational costs.

-	Raw materials – The positive impact on operating income was primarily related to lower costs of commodity fertilizers, potassium hydroxide (KOH), caustic soda and ammonia.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower maintenance and operational costs.

20 ICL Group Limited Q1 2024 Results

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the quarter, cash flow provided by operating activities amounted to $279 million, compared to $382 million in the corresponding quarter last year. This decrease was mainly due to lower operating profit, partially offset by reduced tax payments.

Net cash used in investing activities

In the quarter, net cash used in investing activities amounted to $102 million, compared to $204 million in the corresponding quarter last year. This decrease was mainly due to proceeds received from deposits and from the sale of an investee, which was partially offset by net cash paid for a business combination.

Net cash used in financing activities

In the quarter, net cash used in financing activities amounted to $229 million, compared to $47 million in the corresponding quarter last year. This increase was mainly due to the repayment of long-term debt, which was partially offset by lower dividend payments.

Outstanding net debt

In January 2024, the Company repaid, as scheduled, $145 million in a private placement bond.

In March 2024, the Company repaid, as scheduled, NIS 392 million (approximately $108 million) of its Series E Bond.

As of March 31, 2024, ICL’s net financial liabilities amounted to $2,022 million, a decrease of $73 million compared to December 31, 2023.

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a Sustainability-Linked Revolving Credit Facility Agreement made between ICL Finance B.V. and a consortium of twelve international banks for a $1,550 million credit facility.

As of March 31, 2024, the Company had utilized $454 million out of the $1,550 million. Subsequent to the date of this report, in April 2024, all lenders exercised the option to extend the agreement by one year, until April 2029.

Securitization

The total amount of the Company's committed securitization facility framework is $300 million, with an additional $100 million that is uncommitted. As of March 31, 2024, ICL had utilized approximately $175 million of the facility’s framework.

21 ICL Group Limited Q1 2024 Results

Ratings and financial covenants

Fitch Ratings

In June 2023, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In July 2023, the S&P credit rating agency reaffirmed the Company’s international credit rating and senior unsecured rating of 'BBB-'. In addition, the S&P Maalot credit rating agency reaffirmed the Company’s credit rating of 'ilAA' with a stable rating outlook.

Financial covenants

As of March 31, 2024, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the three month period ended March 31, 2024, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023.

Board of Directors and Senior Management Updates

Mr. Shalom Shlomo was appointed to the Board of Directors, effective as of January 1, 2024, to serve until the next annual general meeting of shareholders of the Company.

Subsequent to the date of this report, as of May 8, 2024, Ms. Maya Grinfeld, ICL’s VP, Marketing and Communication, is considered an office holder of the Company.

Risk Factors

In the three month period ended March 31, 2024, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2023.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

22 ICL Group Limited Q1 2024 Results

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The Company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:
23 ICL Group Limited Q1 2024 Results

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; The Company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption of our, or our service providers', sales of our magnesium products being affected by various factors that are not within our control; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2024 (the “Annual Report”).

Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the first quarter of 2024 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2023 published by the Company on Form 20-F, as of and for the year ended December 31, 2023, including the description of events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

24 ICL Group Limited Q1 2024 Results

Consolidated Financial Statements (Unaudited)

As of March 31, 2024

(in millions of US Dollars)

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

March 31, 2024	March 31, 2023	December 31, 2023
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	363	552	420
Short-term investments and deposits	121	129	172
Trade receivables	1,492	1,631	1,376
Inventories	1,630	2,116	1,703
Prepaid expenses and other receivables	301	316	363
Total current assets	3,907	4,744	4,034

Non-current assets
Deferred tax assets	155	155	152
Property, plant and equipment	6,285	6,066	6,329
Intangible assets	897	867	873
Other non-current assets	242	213	239
Total non-current assets	7,579	7,301	7,593

Total assets	11,486	12,045	11,627

Current liabilities
Short-term debt	623	704	858
Trade payables	914	967	912
Provisions	54	79	85
Other payables	849	985	783
Total current liabilities	2,440	2,735	2,638

Non-current liabilities
Long-term debt and debentures	1,883	2,278	1,829
Deferred tax liabilities	492	442	489
Long-term employee liabilities	352	385	354
Long-term provisions and accruals	218	239	224
Other	57	68	56
Total non-current liabilities	3,002	3,412	2,952

Total liabilities	5,442	6,147	5,590

Equity
Total shareholders’ equity	5,762	5,631	5,768
Non-controlling interests	282	267	269
Total equity	6,044	5,898	6,037

Total liabilities and equity	11,486	12,045	11,627

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
 26 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended March 31		For the year ended December 31
2024	2023	2023
$ millions	$ millions	$ millions
Sales	1,735	2,116	7,536
Cost of sales	1,178	1,270	4,865

Gross profit	557	846	2,671

Selling, transport and marketing expenses	273	264	1,093
General and administrative expenses	64	68	260
Research and development expenses	17	18	71
Other expenses	3	34	128
Other income	(3)	(3)	(22)

Operating income	203	465	1,141

Finance expenses	60	87	259
Finance income	(25)	(43)	(91)
Finance expenses, net	35	44	168

Share in earnings of equity-accounted investees	-	-	1

Income before taxes on income	168	421	974

Taxes on income	42	127	287

Net income	126	294	687

Net income attributable to the non-controlling interests	17	14	40

Net income attributable to the shareholders of the Company	109	280	647

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.08	0.22	0.50

Diluted earnings per share (in dollars)	0.08	0.22	0.50

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,289,530	1,289,238	1,289,361

Diluted (in thousands)	1,290,362	1,290,938	1,290,668

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
 27 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the year ended
March 31, 2024	March 31, 2023	December 31, 2023
$ millions	$ millions	$ millions
Net income	126	294	687

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	(58)	59	80
Change in fair value of cash flow hedges transferred to the statement of income	5	24	59
Effective portion of the change in fair value of cash flow hedges	(5)	(24)	(41)
Tax relating to items that will be reclassified subsequently to net income	-	-	(4)
	(58)	59	94

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	(2)	10	33
Tax relating to items that will not be reclassified to net income	-	(3)	(8)
	(2)	7	25

Total comprehensive income	66	360	806

Comprehensive income attributable to the non-controlling interests	13	18	35

Comprehensive income attributable to the shareholders of the Company	53	342	771

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

28 ICL Group Limited Quarterly Report

 Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
March 31, 2024	March 31, 2023	December 31, 2023
$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	126	294	687
Adjustments for:
Depreciation and amortization	147	130	536
Exchange rate, interest and derivative, net	59	18	24
Tax expenses	42	127	287
Change in provisions	(42)	(15)	(32)
Other	2	4	29
	208	264	844

Change in inventories	51	51	465
Change in trade receivables	(141)	(35)	252
Change in trade payables	26	(37)	(101)
Change in other receivables	18	(6)	26
Change in other payables	10	(23)	(210)
Net change in operating assets and liabilities	(36)	(50)	432

Interest paid, net	(13)	(17)	(115)
Income taxes paid, net of refund	(6)	(109)	(253)

Net cash provided by operating activities	279	382	1,595

Cash flows from investing activities
Proceeds (payments) from deposits, net	50	(44)	(88)
Purchases of property, plant and equipment and intangible assets	(145)	(164)	(780)
Proceeds from divestiture of assets and businesses, net of transaction expenses	15	3	4
Business combinations	(22)	-	-
Other	-	1	1
Net cash used in investing activities	(102)	(204)	(863)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(61)	(178)	(474)
Receipt of long-term debt	198	258	633
Repayments of long-term debt	(386)	(170)	(836)
Receipts (repayments) of short-term debt	17	37	(25)
Receipts from transactions in derivatives	3	6	5
Dividend paid to the non-controlling interests	-	-	(15)
Net cash used in financing activities	(229)	(47)	(712)

Net change in cash and cash equivalents	(52)	131	20
Cash and cash equivalents as of the beginning of the period	420	417	417
Net effect of currency translation on cash and cash equivalents	(5)	4	(17)
Cash and cash equivalents as of the end of the period	363	552	420

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

29 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended March 31, 2024
Balance as of January 1, 2024	549	234	(485)	147	(260)	5,583	5,768	269	6,037

Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(61)	(61)	-	(61)
Comprehensive income (loss)	-	-	(54)	-	-	107	53	13	66
Balance as of March 31, 2024	549	235	(539)	148	(260)	5,629	5,762	282	6,044

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended March 31, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	-	-	3	-	-	3	-	3
Dividends	-	-	-	-	-	(178)	(178)	-	(178)
Comprehensive income	-	-	55	-	-	287	342	18	360
Balance as of March 31, 2023	549	233	(515)	130	(260)	5,494	5,631	267	5,898

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
30 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non- controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2023
Balance as of January 1, 2023	549	233	(570)	127	(260)	5,385	5,464	249	5,713

Share-based compensation	-	1	-	6	-	-	7	-	7
Dividends	-	-	-	-	-	(474)	(474)	(15)	(489)
Comprehensive income	-	-	85	14	-	672	771	35	806
Balance as of December 31, 2023	549	234	(485)	147	(260)	5,583	5,768	269	6,037

The accompanying notes are an integral part of these condensed consolidated financial statements.
31 ICL Group Limited Quarterly Report

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Events in the reporting period

The security situation in Israel since October 2023, when the Israeli government declared a state of war in response to attacks on civilians, has posed several challenges. These include some disruptions in supply chains, a shortage of personnel due to mobilization for reserve duty, and fluctuations in foreign currency exchange rates relative to the Israeli shekel.

Regional tensions involving Houthis attacks on commercial ships have intensified, affecting shipping operations in the Red Sea, leading to some delays in shipments as well as increased shipping costs.

The Company has taken measures to ensure the safety of its employees and business partners, as well as the communities in which it operates, to minimize any potential impact on its business, including avoidance of disruption to production activities at its facilities in Israel.

The security situation in recent months has not had a material impact on the Company's business results. As of today, the majority of the Company’s employees in Israel who were called up for reserve duty have returned to full-time work.

However, as the developments related to the war, as well as its duration, are unpredictable, the Company is unable to estimate the extent of the war’s potential impact on its future business and results. The Company continuously monitors developments and will take all necessary actions to minimize any negative consequences to its operations and assets.

32 ICL Group Limited Quarterly Report

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2023 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Reclassifications

The Company made a number of insignificant reclassifications in comparative figures in order to adjust them to the manner of classification in the current financial statements. The said reclassifications have no effect on the total profit (loss).

B.	Amendments to standards and interpretations that have not yet been adopted

IFRS 18, presentation and disclosure in the financial statements

This standard replaces the international accounting standard IAS 1 Presentation of financial statements. As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statements of income: operating profit and profit before financing and tax. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures ("non-GAAP" measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with an option for early adoption.

33 ICL Group Limited Quarterly Report

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces organic milk components and whey proteins for the food ingredients industry.

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Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, fertilizers and FertilizerpluS, targeting high-growth markets such as Brazil, India and China. The segment also looks to leverage its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm which promotes innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. In alignment with the Company’s efficiency plan, which includes a change of reporting responsibilities as of January 2024, the results of a non-phosphate related business were allocated from the Phosphate Solutions segment to Other Activities. Comparative figures have been restated to reflect the organizational change in the reportable segments. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

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Note 3 - Operating Segments (cont’d)

A. General (cont’d)

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

Segment profit is measured based on operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. Management believes that it is the most relevant measure for the assessment of such results.

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Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2024

Sales to external parties	331	367	517	474	46	-	1,735
Inter-segment sales	4	56	42	5	-	(107)	-
Total sales	335	423	559	479	46	(107)	1,735

Segment operating income (loss)	59	62	84	23	(3)	(10)	215
Other expenses not allocated to the segments							(12)
Operating income							203

Financing expenses, net							(35)

Income before income taxes							168

Depreciation and amortization	13	62	47	19	4	2	147
Capital expenditures	16	66	52	15	1	5	155
Capital expenditures as part of business combination	-	-	-	34	-	-	34

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Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2023

Sales to external parties	351	548	620	553	44	-	2,116
Inter-segment sales	10	52	55	11	1	(129)	-
Total sales	361	600	675	564	45	(129)	2,116

Segment operating income (loss)	90	254	119	32	(6)	(9)	480
Other expenses not allocated to the segments							(15)
Operating income							465

Financing expenses, net							(44)
Income before income taxes							421

Depreciation and amortization	15	44	52	13	4	2	130

Capital expenditures	26	84	54	24	3	2	193

38 ICL Group Limited Quarterly Report

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2023

Sales to external parties	1,206	1,973	2,141	2,047	169	-	7,536
Inter-segment sales	21	209	209	26	3	(468)	-
Total sales	1,227	2,182	2,350	2,073	172	(468)	7,536

Segment operating income (loss)	220	668	350	51	(34)	(37)	1,218
Other expenses not allocated to the segments							(77)
Operating income							1,141

Financing expenses, net							(168)
Share in earnings of equity-accounted investees							1
Income before income taxes							974

Depreciation and amortization	57	175	207	68	17	12	536

Capital expenditures	91	384	270	92	13	23	873

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Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

1-3/2024		1-3/2023		1-12/2023
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	319	18	345	16	1,262	17
China	255	15	284	13	1,059	14
Brazil	210	12	394	19	1,530	20
United Kingdom	102	6	170	8	428	6
Germany	92	5	110	5	340	5
France	91	5	85	4	254	3
Spain	74	4	100	5	348	5
Israel	68	4	66	3	274	4
Poland	51	3	24	1	106	1
Italy	50	3	52	2	149	2
All other	423	25	486	24	1,786	23
Total	1,735	100	2,116	100	7,536	100

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Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2024
Europe	104	169	143	235	31	(43)	639
Asia	110	76	160	61	10	(5)	412
North America	98	61	137	44	1	(1)	340
South America	4	59	69	100	-	-	232
Rest of the world	19	58	50	39	4	(58)	112
Total	335	423	559	479	46	(107)	1,735

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended March 31, 2023
Europe	142	237	178	234	34	(52)	773
Asia	86	100	174	84	4	(8)	440
North America	109	51	178	38	-	(7)	369
South America	6	160	100	159	-	(1)	424
Rest of the world	18	52	45	49	7	(61)	110
Total	361	600	675	564	45	(129)	2,116

41 ICL Group Limited Quarterly Report

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2023
Europe	432	624	613	746	126	(209)	2,332
Asia	361	539	587	257	30	(30)	1,744
North America	349	260	614	138	2	(12)	1,351
South America	25	524	368	753	-	(5)	1,665
Rest of the world	60	235	168	179	14	(212)	444
Total	1,227	2,182	2,350	2,073	172	(468)	7,536

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Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

March 31,2024		March 31,2023		December 31,2023
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions
Loans bearing fixed interest	329	289	343	297	337	306
Debentures bearing fixed interest
Marketable	1,111	1,006	1,228	1,144	1,208	1,118
Non-marketable	47	44	193	187	196	194
	1,487	1,339	1,764	1,628	1,741	1,618

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	March 31, 2024	March 31, 2023	December 31, 2023
	$ millions	$ millions	$ millions

Derivatives used for economic hedge, net	13	(25)	39
Derivatives designated as cash flow hedge, net	(8)	(18)	1
	5	(43)	40

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

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Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

On April 3, 2024, and April 4, 2024, the Company’s HR & Compensation Committee and the Board of Directors, respectively, approved a new triennial equity grant for the years 2024-2026 in the form of about 12 million non-marketable and non-transferable options for no consideration, under the amended 2014 Equity Compensation Plan, to officers and senior managers. The vesting period of the options will be in three equal tranches, upon the lapse of 12 months, 24 months, and 36 months from the grant date. The fair value at the grant date is about $15 million.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 26, 2024	March 26, 2024	61	0.05
May 8, 2024 *	June 20, 2024	59	0.05

*      The dividend will be distributed on June 20, 2024, with a record date for eligibility of June 6, 2024.

Note 6 – Provisions, Contingencies and Other Matters

Note 18 to the Annual Financial Statements provides disclosure regarding the approval of a class action concerning a limited class constituting visitors at the Bokek stream, following the application for certification of a class action filed against Rotem Israel Ltd. and Periclase, for environmental hazards which were allegedly the result of the leakage of wastewater to the groundwater aquifer in the vicinity of the Bokek stream which began in the 1970s, while the Company was government owned.

Following the parties’ intention to explore the possibility of mediation, as informed to the court on March 7, 2024, the plaintiffs submitted a notice on April 21, 2024, informing the court of the mediation process termination. Additionally, they presented a request to the court that includes, among other things, summoning of the state to discuss the matter of temporary reliefs, the essence of which is to start rehabilitation efforts in the reserve.

Since the judgement of the Supreme Court mainly addressed preliminary questions, without discussion of the respondent's responsibility and the amount of the damage, and even explicitly stated that certain questions remained open in the judgment of the district court, and were not decided on by the Supreme Court, it is difficult to estimate the proceeding’s outcome. No provision has been recorded in the Company's financial statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 9, 2024

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